Exhibit 12.1

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December, 31
	2013	2012	2011	2010	2009
Earnings, as defined:
Income from continuing operations before income tax expense	$762	$747	$549	$1,601	$488
Distributed income from unconsolidated investees, less equity in earnings	(2)	2	2	(4)	11
Fixed charges included in income	43	65	64	76	76

Total earnings, as defined	$803	$814	$615	$1,673	$575

Fixed charges, as defined:
Interest charges	$30	$51	$51	$65	$66
Rental interest factor	13	14	13	11	10

Total fixed charges, as defined	$43	$65	$64	$76	$76

Ratio of Earnings to Fixed Charges	18.67	12.52	9.61	22.01	7.57